Exhibit 21.1

SUBISIDIARIES OF REGISTRANT

MJ Harvest, Inc. owns 100% of the following subsidiaries:

·	G4 Products, LLC, a Nevada Limited Liability Company
·	AgroExports LLC, a Nevada Limited Liability Company
·	AgroExports.CA ULC, an Unlimited Liability Company organized in British Columbia, Canada
·	Country Cannabis, Inc., a Colorado corporation